UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Dividend Approval by Shareholders

On June 19, 2015, Sify Technologies Limited (“Sify,” or the “Company”) announced that, further to the recommendation of the Board of Directors of the Company, the shareholders of the Company approved a dividend of 10% on the Equity Shares and American Depository Shares for the year 2014-15.

Director and Officer Developments

Sify announced the reappointment of Mr. Ananda Raju Vegesna as the Executive Director of the Company for a further period of five years, beginning June 22, 2015.

The Company also announced that Mr. P S Raju submitted his resignation from the Board of Directors, effective May 31, 2015, and that such seat on the Board will remain vacant for now.

A copy of the press release announcing the items above is attached hereto as Exhibit 99.1, which exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Exhibits

99.1	Press Release dated June 19, 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2015

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
Name: MP Vijay Kumar
Title: Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description

99.1	Press Release dated June 19, 2015